
April 21, 2011

<u>Via Email</u>
Michael F. Holloran, President,
Chief Executive and Chief Financial Officer
Intelligent Living Corp
Suite 221, 2323 Quebec Street
Vancouver, B.C. V5T 4S7 Canada

      Re: **Intelligent Living Corp**
               Form 10-K for the fiscal year ended May 31, 2010
               Filed September 14, 2010
               File No. 0-25335

Dear Mr. Holloran:

Your most recent Form 10-K for the fiscal year ended May 31, 2010 includes financial statements for the year ended May 31, 2009 audited by Chisholm, Bierwolf, Nilson & Morrill, LLC. Effective April 8, 2011, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Chisholm, Bierwolf, Nilson & Morrill, LLC. You can find a copy of the order at http://pcaobus.org/Enforcement/Decisions/Documents/Chisholm.pdf.

As Chisholm, Bierwolf, Nilson & Morrill, LLC is no longer registered with the PCAOB, you may not include its audit reports or consents in your filings with the Commission. If Chisholm, Bierwolf, Nilson & Morrill, LLC audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

In providing the information that Item 304 of Regulation S-K requires, please indicate that the PCAOB has revoked the registration of your prior auditor, Chisholm, Bierwolf, Nilson & Morrill, LLC. We believe the revocation of the accountant's PCAOB registration and the reasons thereto would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading. In your amended Form 10-K, please include this information.

Please advise us as to how you intend to address this matter by no later than May 4, 2011. If you have any questions, please contact Lisa Sellars, Staff Accountant, at 202-551-3348.

               Sincerely,

               /s/ James Allegretto

               James Allegretto
               Senior Assistant Chief Accountant